OTHER INFORMATION

Exhibit 7

Unaudited computation of ratio of earnings to fixed charges(1)

Six months ended 30 September 2009 £m

Financing costs per IFRS consolidated income statement	948

One third of rental expense	219

Fixed charges(2)	1,167

Profit before taxation	5,747

Share of result in associates	(2,322)

Fixed charges	1,167

Dividends received from associates	584

Preference dividend requirements of a consolidated subsidiary	(42)

Earnings	5,134

Ratio of earnings to fixed charges	4.4

Notes:

(1)             All of the financial information presented in this exhibit is unaudited.

(2)             Fixed charges include (1) interest expensed; (2) amortised premiums, discounts and capitalised expenses related to indebtedness; (3) an estimate of the interest within rental expense; and (4) preference security dividend requirements of a consolidated subsidiary. These include the financing costs of subsidiaries and joint ventures.